TIOMIN RESOURCES INC

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Tiomin closer to Kwale start-up as Ramisi lands issue settled

Toronto, Canada. June 21, 2004. Tiomin Resources Inc. (TSX: TIO) is pleased to report the resolution of the Ramisi lands resettlement issue by the Government of Kenya as announced by Lands Minister, Amos Kimunya in a press conference last Friday. Tiomin requires approximately 948 acres from the former Ramisi Sugar Estate in order to proceed with a major titanium mineral sands mining project located near Kwale. The US$120 million project will create over 350 long term jobs and generate significant positive economic impacts in Kenya's coastal economy.

According to Minister Kimunya, residents affected by the proposed project where Tiomin's titanium minerals sands project is located, will receive five acres of land within the defunct Ramisi Estate. Ramisi, a former sugar cane growing estate with over 42,000 acres under lease from the Government, ceased all commercial activities in 1988. The Government indicated that individuals affected by the Tiomin mining project can elect to resettle elsewhere but will have to use their own funds received as compensation for their lands to do so.

J.C. Potvin, President of Tiomin Resources Inc. sees the news as a definite turning point for the development of Kwale. "We are pleased that the Government is taking an active role in supporting the development of this project and is demonstrating leadership in providing a solution on this matter. The Ramisi resettlement issue sets the stage for the finalization of the fiscal agreement which we expect to be able to be announced by the Government of Kenya in the coming weeks. Tiomin's Kwale project has the potential to become a significant producer rutile and zircon, placing Kenya in good company with other African mineral sands producers".

Kwale is projected to produce an average of 330,000 tonnes of ilmenite, 77,000 tonnes of rutile and 37,000 tonnes of zircon per year for the first 6 years of operation. Approximately 80% of Kwale's revenues derive from the premium priced rutile and zircon, with the remaining 20% from ilmenite sales. This rich mineral composition sets Tiomin's Kwale deposit apart from the majority of other titanium mineral sands projects today. Recently, the Company announced the completion of an engineering review of the 2000 Feasibility Study by Ausenco Limited of Australia which confirmed the $120 million capital costs of the project and that its product quality should ensure the project is developed, assuming competitive fiscal erms can be negotiated with the Government of Kenya.

Three other coastal deposits previously discovered by Tiomin provide excellent potential for substantial further growth in production with a total resource of over 950 million tonnes of indicated and 1.9 billion tonnes of inferred mineral sands (G.F. Balderson, September 1997). These deposits are expected to be developed once Kwale is in production. *Dr. Nathalie Ross, a consulting geologist for Tiomin Resources, is the Qualified Person for all exploration and resource studies.*

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227 or Ian MacNeily, CFO ext. 232. or Donna Yoshimatsu ext. 222 or visit our website: www.tiomin.com

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